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                                                                       EXHIBIT 3


         Contact:    F. Richard Nichol, Ph.D.
                     Chairman of the Board
                     President and Chief Executive Officer

                     Donna D. Slade
                     Assistant Director, Investor Relations/Public Relations 949/753-6110

COCENSYS, INC. AND PURDUE PHARMA L.P. ANNOUNCE THE SIGNING OF DEFINITIVE
AGREEMENT

Purdue Purchasing all Outstanding Shares of CoCensys, Inc.'s Common Stock


IRVINE, CALIFORNIA/PR NEWSWIRE/AUGUST 6, 1999 - CoCensys, Inc. (OTC BB: COCN) today announced that it has entered into an agreement with Purdue Pharma pursuant to which a subsidiary of Purdue Pharma would purchase in a cash tender offer all outstanding shares of CoCensys, Inc.'s common stock for $1.16 per share. The Board of Directors of CoCensys, Inc. has unanimously approved the transaction.

Under the terms of the merger agreement, Purdue Acquisition Corporation will promptly initiate a tender offer for all of the outstanding shares of common stock of CoCensys, Inc. Pending a successful tender offer, the transaction is expected to be completed in September.

"This proposed merger with Purdue Pharma provides CoCensys, Inc. with the level of financial, scientific and marketing support to fully capitalize on our broad, neuroscience technology platforms," said F. Richard Nichol, Ph.D., Chairman, President and Chief Executive Officer of CoCensys, Inc. "As a leader in the field of pain management, Purdue Pharma can expand its research and development of novel approaches for the treatment of pain, a CoCensys, Inc. research strength," he added.

Hambrecht & Quist acted as advisors to CoCensys, Inc. BancBoston Robertson Stephens advised Purdue Pharma L.P. and is acting as dealer manager for the tender offer.

CoCensys is a biopharmaceutical company that discovers and develops products for the treatment of neurological and psychiatric disorders. CoCensys' product development programs focus on novel small molecule compounds for the treatment of epilepsy, anxiety, Parkinson's and other neurodegenerative diseases, neuropathic pain, migraine, insomnia and stroke. CoCensys has development programs with the Wyeth-Ayerst Laboratories Division of American Home Products Corporation to develop analogs of naturally-occurring neuroactive compounds, "epalons," for the treatment of anxiety, with Parke-Davis, a division of Warner-Lambert Company, to identify and develop subtype-selective NMDA receptor antagonists for the treatment of a variety of neurological and psychiatric diseases, and with Senju Pharmaceutical and Parke-Davis for the exploration of ophthalmic indications of CoCensys' glutamate receptor antagonist compounds. More information about CoCensys is available on its web site at www.cocensys.com.

Purdue Pharma L.P., headquartered in Norwalk, Connecticut, U.S. and its associated companies, including the Mundipharma companies and Napp Pharmaceutical Group Ltd., comprise a privately-held, worldwide pharmaceutical network with discovery, development, manufacturing, marketing and distribution capabilities. The companies maintain a leading presence in the field of pain management with their products OxyContin(R) (oxycodone hydrochloride controlled-release) tablets and MS Contin(R) (morphine sulfate controlled-release) tablets. The network also includes a biologic therapeutics business, Purdue BioPharma L.P., based in Princeton, New Jersey, focused on the development of antibody-based therapeutics and vaccines. More information about Purdue Pharma is available on its web site at www.pharma.com.

This press release includes forward looking statements that involve a high degree of financial, technological, regulatory and competitive risks and uncertainties inherent to early stage biopharmaceutical companies. These forward looking statements include the anticipated consummation of the sale of CoCensys' common stock to Purdue Pharma and the acceptance by CoCensys stockholders of the tender offer to be initiated by Purdue under the terms of the merger agreement. Actual results may differ due to a number of factors, including the following: the closing of the sale of CoCensys' common stock to Purdue


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Pharma remains subject to conditions not completely within the control of
CoCensys; no assurances can be made that CoCensys stockholders will accept the tender offer from Purdue; and no assurances can be made that the required number of the outstanding common shares of CoCensys common stock will be tendered to Purdue in the tender offer.


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